SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
(RULE 13D - 101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment No. 4)*

Echo Therapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

27876L107
(CUSIP Number)

Christopher P. Davis
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel:  (212) 986-6000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 19, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ X ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Platinum Partners Value Arbitrage Fund L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,605,424 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,605,424 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,605,424 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ X ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.4% (1)

14.	TYPE OF REPORTING PERSON

PN

(1) See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Platinum Partners Liquid Opportunity Master Fund L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

778,452 (1)(2)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

778,452 (1)(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

778,452 (1)(2)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ X ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.4% (2)

14.	TYPE OF REPORTING PERSON

PN

(1) Includes 100,000 shares of Common Stock underlying currently convertible Series C Preferred Stock and 100,000 shares of Common Stock underlying currently convertible Series D Preferred Stock.

(2) See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Platinum-Montaur Life Sciences, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

700,000 (1)(2)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

700,000 (1)(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

700,000 (1)(2)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.99% (2)

14.	TYPE OF REPORTING PERSON

OO

(1) Includes 700,000 shares of Common Stock underlying currently exercisable Warrants.  The Warrants contain restrictions on exercise such that the holder may not exercise the Warrants if the number of shares of Common Stock to be issued pursuant to such exercise would result in the holder beneficially owning (as determined in accordance with Section 13(d)) in excess of 4.99% of all of the Common Stock outstanding at such time.

(2) See Item 5(a).
.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Platinum Management (NY) LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,605,424 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,605,424 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,605,424 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ X ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.4% (1)

14.	TYPE OF REPORTING PERSON

OO

(1) See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Platinum Liquid Opportunity Management (NY) LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

778,452 (1)(2)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

778,452 (1)(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

778,452 (1)(2)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.4% (2)

14.	TYPE OF REPORTING PERSON

PN

(1) Includes 100,000 shares of Common Stock underlying currently convertible Series C Preferred Stock and 100,000 shares of Common Stock underlying currently convertible Series D Preferred Stock.

(2) See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Mark Nordlicht

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,383,876 (1)(2)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,383,876 (1)(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,383,876 (1)(2)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ X ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.9% (2)

14.	TYPE OF REPORTING PERSON

IN

(1) Includes 100,000 shares of Common Stock underlying currently convertible Series C Preferred Stock and 100,000 shares of Common Stock underlying currently convertible Series D Preferred Stock.

(2) See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Uri Landesman

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,383,876 (1)(2)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,383,876 (1)(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,383,876 (1)(2)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ X ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.9% (2)

14.	TYPE OF REPORTING PERSON

IN

(1) Includes 100,000 shares of Common Stock underlying currently convertible Series C Preferred Stock and 100,000 shares of Common Stock underlying currently convertible Series D Preferred Stock.

(2) See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Shepard M. Goldberg

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

IN

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”).  This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

In connection with the election of Shepard M. Goldberg to the Board of Directors of the Issuer (the “Board”) at the 2014 annual meeting of stockholders held on June 19, 2014 (the “2014 Annual Meeting”), as described in further detail in Item 4 below, Mr. Goldberg no longer a member of the Section 13(d) group and shall cease to be a Reporting Person immediately upon the filing of this Amendment No. 4. The remaining Reporting Persons will continue filing statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law. Each of the remaining Reporting Persons is party to the Joint Filing Agreement, as further described in Item 6.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

According to the preliminary voting results compiled by Morrow & Co., LLC, the Reporting Persons' proxy solicitor for the 2014 Annual Meeting, PPVA's director nominee, Shepard M. Goldberg, was overwhelmingly elected to the Board by stockholders by an almost four-to-one margin at the 2014 Annual Meeting. The preliminary results are subject to receipt of the official confirmation by the independent inspector of elections, IVS Associates, Inc.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On June 20, 2014, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons who will remain Reporting Persons subsequent to this Amendment No. 4 agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1           Joint Filing Agreement by and among Platinum Partners Value Arbitrage Fund L.P., Platinum Partners Liquid Opportunity Master Fund L.P., Platinum-Montaur Life Sciences, LLC, Platinum Management (NY) LLC, Platinum Liquid Opportunity Management (NY) LLC, Mark Nordlicht and Uri Landesman, dated June 20, 2014.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:	June 20, 2014

/s/ Mark Nordlicht
     Mark Nordlicht

PLATINUM PARTNERS VALUE ARBITRAGE FUND L.P.
By: Platinum Management (NY) LLC, as Investment Manager

By:  /s/ Uri Landesman
                             Uri Landesman,
             President

PLATINUM PARTNERS LIQUID OPPORTUNITY MASTER FUND L.P.
By: Platinum Liquid Opportunity Management (NY) LLC, as Investment Manager

By: /s/ Uri Landesman
                            Uri Landesman,
            President

PLATINUM-MONTAUR LIFE SCIENCES, LLC
By: Platinum Management (NY) LLC, as Investment Manager

By: /s/ Uri Landesman
                            Uri Landesman,
            President

PLATINUM MANAGEMENT (NY) LLC

By: /s/ Uri Landesman
                            Uri Landesman,
            President

PLATINUM LIQUID OPPORTUNITY MANAGEMENT (NY) LLC

By:  /s/ Uri Landesman
             Uri Landesman,
              President

/s/ Uri Landesman
     Uri Landesman

/s/ Shepard M. Goldberg
     Shepard M. Goldberg

Exhibit 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of Amendment No. 4 to the Schedule 13D (including amendments thereto) with respect to the shares of Common Stock, par value $0.01 per share, of Echo Therapeutics, Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: June 20, 2014
/s/ Mark Nordlicht
     Mark Nordlicht

PLATINUM PARTNERS VALUE ARBITRAGE FUND L.P.
By: Platinum Management (NY) LLC, as Investment Manager

By: /s/ Uri Landesman
                            Uri Landesman,
            President

PLATINUM PARTNERS LIQUID OPPORTUNITY MASTER FUND L.P.
By: Platinum Liquid Opportunity Management (NY) LLC, as Investment Manager

By: /s/ Uri Landesman
                            Uri Landesman,
            President

PLATINUM-MONTAUR LIFE SCIENCES, LLC
By: Platinum Management (NY) LLC, as Investment Manager

By: /s/ Uri Landesman
                            Uri Landesman,
            President

PLATINUM MANAGEMENT (NY) LLC

By: /s/ Uri Landesman
                            Uri Landesman,
            President

PLATINUM LIQUID OPPORTUNITY MANAGEMENT (NY) LLC

By: /s/ Uri Landesman
            Uri Landesman,
            President

/s/ Uri Landesman
     Uri Landesman